

June 6, 2012

<u>Via Facsimile</u>
Eli Feder
President and Chief Executive Officer
OSL Holdings Inc.
1710 First Avenue
New York, NY 10028

> **Re:** **OSL Holdings Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed May 23, 2012**
> **File No. 001-32658**

Dear Mr. Feder:

We have reviewed your response to our letter dated April 10, 2012 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 4

Business Overview, page 4

1. We note your disclosure that you expect to raise $500,000 by the end of the first quarter of calendar 2012. Please revise by updating the status of your capital raising efforts here and in the second paragraph on page 20.

Our Strategy, page 6

2. We note your response to prior comment 2. Please remove the URL to the CDS website from the bullet point captioned "Enhance the online transaction experience" or explain the terms under which you are retaining this website in connection with the divestiture of your interest in CDS.

Management's Discussion and Analysis, page 16

Plan of Operation, page 17

3. We note your revised disclosure in the third paragraph of this section. Please explain in greater detail how your business units are expected to complement one another and discuss the extent to which infrastructure and technology requirements will overlap and the extent to which you will need to develop additional infrastructure and technology unique to each business unit.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief